October 7, 2011

John Reynolds, Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Catasys, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed on September 23, 2011
File No. 333-173659

Dear Mr. Reynolds:

On behalf of Catasys, Inc. (the “Company”), we are hereby responding to the comments given by letter (the “Comment Letter”) dated October 3, 2011 by the Securities and Exchange Commission (the “Commission”).  We are filing these responses in connection with Amendment No. 4 (“Amendment No. 4”) to the Company’s Registration Statement on Form S-1, filed October 7, 2011 (the “Registration Statement”). The responses are numbered to correspond to the comments set forth in the Comment Letter, which, for convenience, we have incorporated into this response letter, and are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company.

Amendment No. 2 to Registration Statement on Form S-1

1.
We note statements attributed to certain of your executive officers in recent press releases relating to your participation in a conference hosted by the underwriter in this offering. For example, we note, in addition to the presentation slides, statements regarding “reach[ing] profitability in 2012” in a MarketWatch article dated September 29, 2011 (http://www.marketwatch.com/story/catasys-ceo-confirms-firms-bullish-growth-projections-2011-09-29) and “exponential revenue growth” of “$18+ million in 2012, $38+ million in 2013 and somewhere between $100-$150 million in 2014 based on calculations ... discussed in the recent presentation” in a Seeking Alpha article dated September 22, 2011 (http://seekingalpha.com/article/295289- pending-developments-put-focus-on-3-healthcare-plays).  Please provide an analysis as to why you believe such statements are not offers under Section 2(a)(3) of the Securities Act of 1933 and inconsistent with Section 5.  If you believe they are offers, please identify and explain any exemptions you believe apply, e.g., Rule 168 under the Securities Act of 1933.  We may have further comment.

Response:

The Company respectfully submits that the statements attributed to the Company’s officers that are cited in the Commission’s comment did not constitute offers under Section 2(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”).  Section 2(a)(3) defines an “offer to sell” as including “every attempt or offer to dispose of, or solicitation of an offer to buy, a security or interest in a security, for value.”  The Company believes that the statements made during its presentation at the Rodman & Renshaw, LLC conference on September 13, 2011 are consistent with the information regarding the Company that is included in the prospectus in the Registration Statement, and therefore did not condition the market, and did not constitute offers under Section 2(a)(3) of the Securities Act or a violation of Section 5 of the Securities Act.  The presentation included factual information about the Company that has been released in the Company’s ordinary course of business and is included in the Registration Statement.  No solicitations of offers to buy were made by or on behalf of the Company.  The articles that are cited in the Commission’s comment include calculations made by the authors of such articles, who were not affiliated or compensated in any way with or by the Company; such calculations are not offers under Section 2(a)(3).   The Company also notes that neither its stock price nor its trading volume changed significantly following the presentation or the publication of the articles cited by the Commission, and further that the trading volume on the days on which the articles appeared were among the lowest in the month of September at 200 shares and 800 shares, respectively, representing less than $500 of trading volume in the aggregate, and that the aggregate trading volumes for the three business days including and after the date the articles appeared were 2,300 and  4,900, respectively, representing less than $1,000 and less than $1,600 in aggregate volume.  The Company also notes that such volume is significantly below the average daily trading volume of 9,797 shares.  The nominal trading volume is further evidence that offers were not made and the market not conditioned by such information.

The Offering, page 3

2.
We note that you continue to include several blanks in this section despite having provided such information elsewhere in the prospectus.  Please revise the registration statement to provide disclosure regarding the amount of securities to be offered and any other disclosure that cannot be omitted in reliance on Rule 430A.

Response:

The Company has filed Amendment No. 4 to provide the disclosure requested.

The Company acknowledges the Staff’s references regarding requests for acceleration of the Registration Statement, including Rules 460 and 461.  The Company will include the requested acknowledgments and will provide the Staff with adequate time after the filing of any amendment for further review before submitting a request for acceleration.

In conclusion, on behalf of the Company, we wish to remind the Staff of the exigent financial circumstances of the Company which have been previously disclosed.  We appreciate the time and effort of the staff thus far and respectfully request your continued prompt attention to this filing.  We stand ready to discuss any concerns the Staff may have. Please call the undersigned at (212) 692-6768 or Priya Agrawal at (212) 692-6708 with any comments or questions and please send a copy of any written comments to the undersigned at the following address:

Kenneth R. Koch, Esq.
Mintz, Levin, Cohn, Ferris,
Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Phone: (212) 692-6768
Fax: (212) 983-3115

Very truly yours,
/s/ Kenneth R. Koch